UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Interim Dividends for the Fiscal Year Ending March 31, 2015

and Revision of Year-end and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2015

Tokyo, November 14, 2014 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to (i) pay the interim dividends for its common stocks, the record date of which is September 30, 2014, and (ii) revise the forecast of the year-end and annual dividend per share of common stock for the fiscal year ending March 31, 2015, as stated below.

1. Description of Interim Dividends for the Fiscal Year Ending March 31, 2015

	Determined amount	Most recent dividend forecast (announced on July 31, 2014)	Actual results for previous fiscal year (ended March 31, 2014)
Record date	September 30, 2014	September 30, 2014	September 30, 2013
Dividend per share	¥9	¥8	¥7
Total amount of dividends	¥127,515 million	—	¥99,145 million
Effective date	December 5, 2014	—	December 6, 2013
Resource of the dividends	Retained earnings	—	Retained earnings

2. Description of Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2015

	Dividends per share (¥)
	Interim dividends	Year-end dividends	Annual dividends
Previous forecast (A)	¥8	¥8	¥16
Revised forecast (B)	—	¥9	¥18
Actual results for fiscal year ending March 31, 2015 (B)	¥9	—	—
Amount of Increase/Decrease (B) – (A)	+ ¥1	+ ¥1	+ ¥2
Actual results for fiscal year ended March 31, 2014	¥7	¥9	¥16

3. Reasons

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing. After comprehensive consideration of its business performance and other factors, MUFG decided to pay ¥9 per share as the interim dividends for the fiscal year ending March 31, 2015, an increase of ¥1 from the previously forecasted ¥8. Additionally, MUFG revised the year-end dividend forecast from previous ¥8 to ¥9 per share, marking an increase of ¥1. As a result, the annual dividends are forecasted to be ¥18 per share, a ¥2 increase from the previous forecast and the actual result for the fiscal year ended March 31, 2014.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

This press release contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other disclosures that MUFG has announced.

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